Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED CERTIFICATE OF INCORPORATION
OF
HEALTHCARE TRIANGLE, INC.
a Delaware Corporation

Healthcare Triangle, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.	Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Amended Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Amended Certificate of Incorporation of the Corporation, as amended (the “Charter”).

2.	This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3.	Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

ARTICLE IV of the Charter is hereby amended by adding the following new paragraph at the end of such article:

“Effective at 12:01 a.m., Eastern Time, on October 26, 2026 (the “2026 Split Effective Time”), every twenty (20) shares of common stock issued and outstanding or held by the Corporation as treasury shares as of the 2026 Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of common stock, without effecting a change to the par value per share of common stock, subject to the treatment of fractional interests as described below (the “2026 Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. No fractional shares shall be issued in connection with the 2026 Reverse Split. Instead, holders who would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the 2026 Reverse Split ratio will be issued an additional fractional share of Common Stock to round up to the next whole post-Reverse Stock Split share of Common Stock. For those stockholders who hold shares with a brokerage firm, the Corporation intends to round up fractional shares at the participant level. No cash will be paid in lieu of fractional shares. As of the 2026 Split Effective Time and thereafter, a certificate(s) representing shares of common stock prior to the 2026 Reverse Split is deemed to represent the number of post-2026 Reverse Split shares into which the pre-2026 Reverse Split shares were reclassified and combined. The 2026 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, common stock of the Corporation and all references to such common stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of common stock shall be deemed to be references to the common stock or options or rights to purchase or acquire shares of common stock, as the case may be, after giving effect to the 2026 Reverse Split; provided, however, that the foregoing shall not apply to the number of shares of common stock available for future awards under the Corporation’s 2020 Stock Incentive Plan, as amended, which shall not be adjusted in connection with the 2026 Reverse Split.”

4.	This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on October 26, 2026.

* _ * _ * _ *

State of Delaware

Secretary of State

Division of Corporations

Delivered 01:44 PM 10/23/2026

FILED 01:44 PM 10/23/2026

SR 20264797705 - File Number 7949634

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed this Certificate of Amendment to the Amended Certificate of Incorporation as of October 23, 2026.

HEALTHCARE TRIANGLE, INC.

By:	/s/ David Ayanoglou
David Ayanoglou
Chief Financial Officer